UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              September 4, 2020


  Via Email

  John L. Higgins
  Chief Executive Officer
  Ligand Pharmaceuticals Incorporated
  3911 Sorrento Valley Boulevard, Suite 110
  San Diego, CA 92121

          Re:     Pfenex Inc.
                  Schedule TO-T filed on August 31, 2020
                  Filed by Pelican Acquisition Sub, Inc. and Ligand Pharmaceuticals
                  Incorporated
                  File No. 005-88253

  Dear Mr. Higgins:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Exhibit (a)(1)(i)     Offer to Purchase

  General

      1. We note that on pages 4, 33 and 55 of the Offer to Purchase, you indicate that the Offer
         conditions may be asserted by you    regardless of the circumstances
giving rise to any
         such conditions.    Please revise the statements on pages 4 and 33 to
qualify them
         consistent with the following parenthetical that is included after that statement on page
 John L. Higgins
Ligand Pharmaceuticals Incorporated
September 4, 2020
Page | 2

       55:    (except if any breach of the Merger Agreement or other action or inaction by Ligand
       or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition).

Procedures for Accepting the Offer and Tendering Shares, pages 16-19

   2. We note the following statement:    All questions as to the validity,
form, eligibility
      (including time of receipt) and acceptance for payment of any tender of Shares will be
      determined by us in our sole discretion.    Please revise this statement
(and similar
      statements throughout the Offer to Purchase) to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

   3. We note the following statement:    Our interpretation of the terms and
conditions of the
      Offer (including the Letter of Transmittal and the instructions thereto) will be determined
      by us in our sole discretion.    Reserving the right to interpret (i.e.,
determine whether an
      offer condition has been satisfied or    triggered   ) an offer condition
in the bidder   s sole
      discretion raises issues regarding an illusory offer. Please revise.

Source and Amount of Funds, pages 27-28

   4. Because you take the position that your financial condition is not relevant to a decision by a shareholder whether to tender Shares and accept the Offer, please disclose the risk that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs.
      Please also clarify the priority in right of payment that the holders of CVRs would have in relation to your other creditors and holders of your capital stock. Finally, please discuss the possible effect of a bankruptcy filing on the CVR payment obligation.

Conditions to the Offer, pages 53-55

   5. We note that the introductory paragraph of this section indicates that the Purchaser has rights to extend, amend or terminate the Offer in accordance with the provisions of the
      Merger Agreement and applicable law    that are in addition to those
conditions listed in
      this section. Similarly, the first bullet point on page 54 also references, without describing, conditions incorporated through the Merger Agreement. Please revise this section to expressly include any such rights or obligations as Offer conditions that must be satisfied or waived as of the Expiration Date.

   6. Please refer to the last paragraph in this section on page 55 of the Offer to Purchase. If an
      Offer condition is    triggered    while the Offer is pending, in our
view, the bidder must
      promptly inform shareholders whether it will assert the condition and terminate the Offer,
      or waive it and continue. Reserving the right to waive a condition    at
any time and from
      time to time    in the bidder   s    sole discretion    is inconsistent
with your obligation in this
      regard. While you have clarified that this discretion is    subject to
the rules of the SEC,
 John L. Higgins
Ligand Pharmaceuticals Incorporated
September 4, 2020
Page | 3

       it is not clear what this means in this context. Please revise.

                                         *       *       *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263, or me, at (202) 551-8729.


                                                              Sincerely,

                                                              /s/ Valian A.
Afshar

                                                              Valian A. Afshar
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions



cc:    Matthew T. Bush, Esq.
       R. Scott Shean, Esq.
       Anthony Gostanian, Esq.
       Latham & Watkins LLP